Exhibit 21.1
Subsidiaries of MedAvail Holdings, Inc.

Entity Name	State or Jurisdiction of Incorporation
MedAvail, Inc.	State of Delaware
MedAvail Technologies Inc.	Ontario Canada
MedAvail Technologies (US) Inc.	State of Delaware
MedAvail Pharmacy Inc. (d/b/a SpotRx Pharmacy)	State of Arizona